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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 1)

                      First of Michigan Capital Corporation
       -----------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.10 par value
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                   320862 10 5
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                                 (CUSIP Number)

                             Mr. Albert G. Lowenthal
                            c/o Fahnestock & Co. Inc.
                                 110 Wall Street
                            New York, New York 10005
                                 (212) 668-8000

          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 11, 1997

       -----------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

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CUSIP No. 320862 10 5

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FMCC Acquisition Corp.

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)[ ]
                                                                          (b)[x]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS                                                         AF

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) or 2(f)                                         [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware

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7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
      PERSON                                1,418,351 Shares (see Items 6 and 7)

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8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES       [ ]

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9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      Approximately 53% of the shares outstanding on a fully diluted basis as of May 14, 1997

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10    TYPE OF REPORTING PERSON                                                CO

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                               Page 2 of 7 Pages
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CUSIP No. 320862 10 5

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fahnestock & Co. Inc.

--------------------------------------------------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)[ ]
                                                                          (b)[x]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS                                                         WC

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) or 2(f)                                         [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION                              New York

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7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            1,418,351 Shares (see Items 6 and 7)

--------------------------------------------------------------------------------

8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES       [ ]

--------------------------------------------------------------------------------

9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      Approximately 53% of the shares outstanding on a fully diluted basis as of May 14, 1997

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10    TYPE OF REPORTING PERSON                                                CO

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                               Page 3 of 7 Pages
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CUSIP No. 320862 10 5

1 NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fahnestock Viner Holdings Inc.

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2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)[ ]
                                                                          (b)[x]

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3     SEC USE ONLY

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4     SOURCE OF FUNDS                                                         AF

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5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) or 2(f)                                         [ ]

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6     CITIZENSHIP OR PLACE OF ORGANIZATION                               Ontario

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7     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            1,418,351 Shares (see Items 6 and 7)

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8     CHECK IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES CERTAIN SHARES       [ ]

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9     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
      Approximately 53% of the shares outstanding on a fully diluted basis as of May 14, 1997

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10    TYPE OF REPORTING PERSON                                                CO

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                               Page 4 of 7 Pages

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CUSIP No. 320862 10 5

1        NAME OF REPORTING PERSON S.S. or I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON
         Albert G. Lowenthal

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) [ ]
                                                                         (b) [X]
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3        SEC USE ONLY

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4        SOURCE OF FUNDS                                                      AF

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS                     [ ]
         REQUIRED PURSUANT TO ITEMS 2(e) or 2(f)
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6        CITIZENSHIP OR PLACE OF ORGANIZATION                      United States

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7        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                            1,418,351 Shares (see Items 6 and 7)
--------------------------------------------------------------------------------
8        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES               [ ]
         CERTAIN SHARES
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9        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7) Approximately 53% of
         the shares outstanding on a fully diluted basis as of May 14, 1997
--------------------------------------------------------------------------------
10       TYPE OF REPORTING PERSON                                             IN

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         This Amendment No. 1 amends and supplements the Statement on Schedule
13D (the "Schedule 13D"), included as part of the Schedule 14D-1 previously filed by Fahnestock Viner Holdings Inc., an Ontario corporation ("Holdings"), Fahnestock & Co. Inc., a New York corporation ("Fahnestock") and FMCC Acquisition Corp., a Delaware corporation (the "Purchaser"). The Schedule 13D relates to the common stock, par value $.10 per share, of First of Michigan Capital Corporation, a Delaware corporation (the "Company"). Capitalized terms used and not defined in this Amendment have the meaning set forth in the
Schedule 13D.

                                  *     *     *

                  1. Mr. Albert G. Lowenthal ("Lowenthal") is the beneficial owner (through a corporation that is wholly owned by Lowenthal, Phase II Financial Limited, an Ontario corporation) of 50.2% of the outstanding Class B voting stock of Holdings. The Class B voting stock of Holdings is the only class of voting securities of Holdings. As a result of the foregoing, Lowenthal may be deemed to share beneficial ownership of 1,418,351 Shares with the Reporting Persons, if and to the extent the Reporting Persons may be deemed to be beneficial owners of such Shares as a result of the Purchaser's entering into that certain Securities Purchase Agreement dated as of June 11, 1997, among the Purchaser, 1888 Limited Partnership and DST Systems, Inc. Lowenthal specifically disclaims any beneficial ownership of such Shares pursuant to Rule 13d-4.

                                  *     *     *

                  2. For purposes of the Schedule 13D only, Lowenthal is included as a "Reporting Person", together with Holdings, Fahnestock and the Purchaser.

                                  *     *     *

                  3. Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the
Schedule 13D.


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                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 20, 1997

                                         FAHNESTOCK VINER HOLDINGS INC.

                                         By:  /s/ Albert G. Lowenthal
                                              ------------------------------
                                              Name:  Albert G. Lowenthal
                                              Title:  Chairman


                                         FAHNESTOCK & CO. INC.

                                         By:  /s/ Albert G. Lowenthal
                                              ------------------------------
                                              Name:  Albert G. Lowenthal
                                              Title:  Chairman


                                         FMCC ACQUISITION CORP.

                                         By:  /s/ Albert G. Lowenthal
                                              ------------------------------
                                              Name:  Albert G. Lowenthal
                                              Title:  Chairman

                                              /s/ Albert G. Lowenthal
                                              ------------------------------
                                              Name:  Albert G. Lowenthal


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